SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes  ☐             No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes  ☐             No  ☒

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press Release, dated November 1, 2010, entitled “Spreadtrum Announces the World’s First Single Chip Quad-SIM Standby Solution.”

Exhibit 99.2:	Press Release, dated November 3, 2010, entitled “Spreadtrum Provides Its SR3100 HSPA/WCDMA RF Transceiver to Samsung Electronics.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/S/ LEO LI
Name:	Leo Li
Title:	Chief Executive Officer

Date: November 4, 2010

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	Press Release, dated November 1, 2010, entitled “Spreadtrum Announces the World’s First Single Chip Quad-SIM Standby Solution.”

Exhibit 99.2:	Press Release, dated November 3, 2010, entitled “Spreadtrum Provides Its SR3100 HSPA/WCDMA RF Transceiver to Samsung Electronics.”

Exhibit 99.1

Spreadtrum Announces the World’s First Single Chip Quad-SIM Standby Solution

SHANGHAI, Nov. 1, 2010 — Spreadtrum Communications, Inc. (NASDAQ: SPRD; “Spreadtrum” or the “Company”), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications, today announced the availability of the world’s first Quad-SIM in single chip solution, the SC6600L6, which allows up to four GSM SIM cards running simultaneously in a single mobile handset. This solution gives the user the freedom of switching among different GSM SIM cards, pushing the definition of “Borderless Communication” to a higher level.

The SC6600L6 allows four GSM SIM cards simultaneously running on standby mode with only one set of baseband and RF. It integrates a processor engine and controller for supporting quadruple SIM cards and has an improved graphic user interface for Quad-SIM. The product supports different multi-SIM options, including dual SIM, triple SIM, and Quad-SIM in a single set of baseband and RF chip, provides more choices to handset designers and meets need of users from different regions.

“The Quad-SIM solution is another invention resulting from our continuing effort of technology innovation.” said Dr. Leo Li, Spreadtrum’s President and CEO, “Spreadtrum is also the inventor of the world’s first dual SIM and triple SIM solution. We are dedicated to increasing the value of our products by providing attractive features to our customers. The Quad-SIM solution offers unparalleled flexibility for multiple-operator-market and business users who need to keep constant connection.”

About Spreadtrum Communications:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

For more information, please visit: http://www.spreadtrum.com

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statement regarding the effectiveness of the SC6600L6 to meet need of users from different regions. The Company uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; uncertainty regarding the timing and pace of adoption of the SC6600L6 by Spreadtrum’s customers; the state of and any change in the Company’s relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and the annual report on Form 20-F filed on May 7, 2010, especially the sections under “Risk Factors” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Spreadtrum Communications, Inc.

Kathy Zhou

Tel: +86-21-5080-2727 x1120

Email: news@spreadtrum.com

Exhibit 99.2

Spreadtrum Provides Its SR3100 HSPA/WCDMA RF Transceiver to Samsung Electronics

SHANGHAI, Nov. 3, 2010 — Spreadtrum Communications, Inc. (NASDAQ: SPRD; “Spreadtrum” or the “Company”) announced that the Company provides Samsung Electronics with its SR3100 HSPA/WCDMA Radio Frequency (“RF”) chip. Spreadtrum is the leading Chinese fabless semiconductor provider with advanced technology in both 2G and 3G wireless communications standards.

Spreadtrum’s QS520 GSM/GPRS and QS1001 EDGE transceivers have been used for Samsung’s mobiles since 2009. With the adoption of the SR3100 HSPA/WCDMA RF transceiver, now in full production, Samsung further signifies the confidence it has placed in Spreadtrum.

“We are honored to be selected by Samsung as a WCDMA RF chip supplier.” said Dr. Leo Li, Spreadtrum’s President and CEO, “With the exponential growth in the 3G, especially in the international end-user market, Spreadtrum finds itself in a great position to take advantage of opportunities both now and in the future. Spreadtrum greatly benefits from the close relationship we have with Samsung, and it will definitely lead us to the right direction.”

Spreadtrum’s SR3100, a highly integrated single-die radio transceiver chip, is among the most advanced products in the industry with regards to integration and multi-mode standards support. It enables WCDMA, HSDPA, HSUPA and GSM/GPRS/EDGE (HEDGE 3G) operation without external components such as SAW filters, baluns or LNA’s (Low Noise Amplifiers). With the benefits of low cost bulk CMOS and other technological advancements, the SR3100 is designed to meet the increased challenges as mobile solutions trend towards smaller size and improved power efficiency. The SR3100 is one of the most integrated and optimized radio solutions for multi-mode and multi-band applications.

About Spreadtrum Communications:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

For more information, please visit: http://www.spreadtrum.com

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding Spreadtrum’s finding that it is in a great position to take advantage of opportunities both now and in the future, Spreadtrum’s belief that the close relationship between Spreadtrum and Samsung will definitely lead Spreadtrum to the right direction, and the ability of SR3100 to meet the increased challenges. The Company uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, market acceptance of the SR3100 HSPA/WCDMA RF transceivers, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices, the state of and any change in the close relationship between Spreadtrum and Samsung, and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and the annual report on Form 20-F filed on May 7, 2010, especially the sections under “Risk Factors” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Spreadtrum Communications, Inc.

Ms. Kathy Zhou

Tel: +86-21-5080 2727 x1120

Email: news@spreadtrum.com